Exhibit 1

	Total Shares Sold	Weighted Average
Sale Dates	during Period	Sale Price

July 1 - July 5 *	84,000	$17.3669
July 8 – July 12 *	105,000	$17.4925
July 15 – July 19 *	21,000	$16.7857
July 22 – July 26 *	169,000	$16.5163
July 29 *	41,000	$17.6312
July 30 – August 2	21,900	$17.7914
August 5 – August 9	0	$0.00
August 12 – August 16	272,100	$16.5603
August 19 – August 23	105,000	$16.9465
August 26 – August 30	105,000	$16.8695
September 2 – September 6	84,000	$17.3873
September 9 – September 13	105,000	$18.3133
September 16 – September 20	105,000	$18.3796
September 23 – September 27	105,000	$17.3481
September 30 – October 4	59,000	$16.6260
October 7 – October 11	151,000	$16.8165
October 14 – October 18	105,000	$18.8104

*	Amounts shown have been adjusted to retroactively reflect the effect of the Issuer’s 2-for-1 stock split distributed July 29, 2002